FORM C
UNDER THE SECURITIES ACT OF 1933

Name of issuer: The Shift, LLC

Legal status of issuer:
> Form: Limited Liability Company
> Jurisdiction of Incorporation/Organization: California
> Date of organization: October 18, 2018

Physical address of issuer: 3101 N. Filbert Ave., Fresno, CA 93727

Website of issuer: invest.angelfunding.com/theshift

Name of intermediary through which the offering will be conducted: VAS Portal, LLC

CIK number of intermediary: 0001749383

SEC file number of intermediary: 007-00165

CRD number, if applicable, of intermediary: 298941

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

> 4% of the successful amount raised in cash, 4% of the successful amount raised in the equity of the offering, plus reimbursements for any out-of-pocket expenses incurred by the portal with third-party service providers in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

> The intermediary previously assisted the company in a Regulation Crowdfunding offerings and received 4% of the Preferred Equity sold in the past offerings. The intermediary still holds those interests.

Type of security offered: Preferred Equity

Target number of securities to be offered: 83,334

Price (or method for determining price): $3.00

Target offering amount: $250,000
Oversubscriptions accepted: ☒ Yes ☐ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis
☐ Other – provide a description:_____

Maximum offering amount (if different from target offering amount): $4,425,234

Deadline to reach the target offering amount: November 23, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$160,020	$0.00
Cash & Cash Equivalents:	$135,554	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$1,200.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$800.00	$0.00
Net Income:	-$17,825.89	$0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY.

———————————

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management, and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer: The Shift, LLC

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of

Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that it's business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? Yes ☒   No ☐

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director:	Principal Occupation:	Main Employer:	Dates of Service:
Brock Heasley	See Below for Employment Information		

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer:	Position:	Dates of Service:	Responsibilities:
Brock Heasley	CEO	10/18/2018-Present	Writing, Producing, Directing the feature film, "The Shift"

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office and any other employment for the past three years.

Employer: Stellar Lense Productions
Employer's Principal Business: Film and Video Production
Title: Writer/Producer
Dates of Service: January 2019-Present
Responsibilities: Writing, Directing, Producing, Designing, Editing on commercial, non-profit, and creative works, including the creation of a TV show currently in development with Oops Doughnuts Productions.

Employer: Tremendum Pictures

Employer's Principal Business: Film Production
Title: Writer/Producer
Dates of Service: January 2015 – October 2017
Responsibilities: Writing, Directing, Producing, Editing, and Designing on creative works, primarily in film, including the feature films The Gallows and The Gallows: Act II

Employer: Self-Employed
Employer's Principal Business: Freelance Video and Film Production
Title: Freelancer
Dates of Service: August 2014-Present
Responsibilities: Writing, Producing, Directing, Editing, Designing, Illustrating on various projects, including two short films (The Shift and The Two Hundred Fifth), a comic book (The Superfogeys), and a novel (Paper Bag Mask).

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Brock Heasley	1,090,000 Common Units	50%
Erin Heasley	1,090,000 Common Units	50%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

THE SHIFT is unabashedly a science fiction film. It is also unabashedly a faith-based film. A *theo fiction*. It's something new. Most of all, it is a modern day, sci-fi re-telling of the story of Job.

Job's story is a familiar one to any person of faith, but it's one we rarely see on screen or in fiction. Typically, modern faith-based stories are about a person coming to faith from a place of unbelief. What's striking about Job's story is that he is a person who already has faith and is then seemingly abandoned by God and severely tested. Job's test isn't to change his ways and arrive at a place of faith, it is simply to endure. It's to make the choice, every day, to still believe despite all hardship and evidence to the contrary.

THE SHIFT is a film about choice, in this case the choices made by Kevin Garner, a man whose marriage is struggling and whose employment is in jeopardy. In this moment of crisis, he is approached by the devil, Satan himself, and offered fame, wealth, and happiness in exchange for doing the devil's bidding. Kevin ultimately refuses, but then must live with the consequences of that decision: now, he's on the devil's radar in a whole new way.

All of us, every day, either give into temptation or choose what is right instead. The world is set against us and circumstances fluctuate, but the same choice is always before us: faith in the long haul or self-interest in the short term. In the end, Job proved worthy of God's faith in him. The question is: can Kevin do the same?

This is Kevin's story and the story of THE SHIFT: a Christ-centered story that doesn't preach but simply shows a good, albeit flawed man endure his extraordinary trial of faith as the devil rages against him. THE SHIFT is not just for the faith-based crowd. Though the faith connections will be there, as a science fiction film and a human story of love and trial, it will be accessible to a number of audiences. The goal is no less than a true crossover film with a Hollywood quality production that can reach both believing and non-believing audiences alike.

This is not a film designed to preach. As in the short film, characters, ideas, and events will be presented without special commentary, allowing the viewer to have their own experience and decide for themselves what the film is about. Those who do not have faith have already connected with THE SHIFT short film on a completely different level. Some see it as a fable about the importance of communication, others as a humanist parable about the difficulty of existence. Still others just enjoy it for the sci-fi-ness of it all, taking pleasure in the mystery and the speculative nature of its mythology.

Over the last several years, faith-based films have been firmly established as a large and thriving niche market, often breaking into the box office top ten on their week of release. To cite recent examples, *Breakthrough* (starring Chrissy Metz and Topher Grace*)* brought in worldwide ticket sales of over $50,000,000 and *I Can Only Imagine* (starring Dennis Quaid) opened with over $17 million receipts in its first week of release, eventually reaching a total of over $83,000,000. Before that, *Heaven is For Real* (starring Jennifer Garner) scored a domestic total of over $90,000,000 in receipts in 2014. Faith-based films are in a growth period, but they can only keep growing if they continue to offer audiences something new.

Our plan is for a theatrical release for THE SHIFT. To that end, we have partnered with Angel Studios, the distributors of The Chosen, to seek the best theatrical placement for THE SHIFT. In agreement with Angel Studios, we have also not ruled out reaching out to known, successful faith-based film distributors like Pinnacle Peak Pictures and Mission Pictures International, along with major distributors that are friendly to faith-based films, like Lionsgate and Roadside Attractions. We have also already enlisted the services of industry professionals with decades of experience between them to guide us through the traditional distribution avenues, including Executive Producer Franco Sama, Consulting Producer Straw Weisman, Consulting Casting Director Gary M. Zuckerbrod, and a Sales Consultant. While there is no guarantee of success, we believe there are many different avenues for exhibition that are open to us, both foreign and domestic.

As part of our distribution plan, we will also be utilizing Angel Studios's aggregator and relationships with other studios and retail outlets to achieve placement in streaming, VOD, and physical sales, as well as merchandising opportunities. Our intent is to not only utilize traditional channels and methods, but also to explore new opportunities with a disruptor in the movie and television space like Angel Studios.

On the creative end, we have already begun to assemble a team that will ensure THE SHIFT is a high quality production. Dallas Jenkins, the creator of THE CHOSEN, has signed on as an Executive Producer, as have his composers on THE CHOSEN, Matthew S. Nelson and Dan Haseltine. Additionally, Brandon Jones and Joel Erickson, both of whom have worked on some of the biggest blockbusters for Disney and Michael Bay, will be teaming up to handle the sound and sound design duties for THE SHIFT.

We conducted two previous crowdfunding campaigns, one that concluded September 30, 2020, and the second on April 29, 2021. These previous efforts successfully raised $729,000 combined. Because of the attention we have already attracted to this project through crowdfunding, we have already been contacted by both private investors and other distributors. To help us interface with investors and distributors, we signed on the aforementioned team of industry professionals. In doing so, the script for the feature film got passed around and it was determined that it is of such quality and potential that it makes sense to pursue name actors to increase the film's potential in the marketplace (where a film's fortunes rise and fall on the recognizability of its actors). Bringing on actors of that caliber requires a larger budget, and that increase brings us to the attention of various actor and crew unions. In order to operate at the level we believe will be of the right quality and bring the greatest monetary return, we are now seeking a total $6 million operating budget (down from $6.4 million in our previous offering due to a recalculation of estimated union fees).

This offering is limited in its fund raise to approximately $4.5 million. We know that every dollar gained puts us in a much stronger position to attract private investment to make up the difference, whatever that may be. For example, were we to

raise$3 million through this new fundraising, we would then need to raise another $3 million to successfully fund the film, making the film a much more feasible and likely investment for equity investors. Additionally, with every crowdfund we have also seen a substantial increase in fans who believe in and look forward to the film. It is highly probable this will translate into a bigger potential audience for the feature film

We have set our minimum fundraising goal at $250,000 to help us further our efforts to fund and make the film. However, should we raise the full $4.5 million we hope for, we would immediately enter pre-production and go out to name actors and would at that point have every reasonable expectation of raising the budget remainder with private investors in short order.

In addition, we will be seeking tax credits and trying to determine the best location to shoot the film to maximize talents and funds. Under primary consideration is the Atlanta, GA area and its incredible tax break, and Fresno, CA where free or low cost locations are plentiful and we have an established relationship with the Mayor's Office of the city, where they are intent on helping us make shooting the film there possible. We have no debt currently and it is our goal to keep it that way.

At the time of this offering, the hope is to begin production in Late Winter/Spring 2021. Films are typically released 12-18 months after the start of production, but it should be noted that these are estimates only and actual shoot and release dates may vary depending on a variety of factors, including actor availability and market conditions.

THE SHIFT is a chance to put something good into the world. It's a chance to share a thought-provoking and challenging story of faith and struggle that can inspire and be appreciated by anyone.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

(1) Because there is no operating history of this production company, there is no knowledge if the production will be able to be successfully completed within the stated budget.
(2) It is possible that Covid 19 or any other number of unexpected situations may arise that prevent the completion of the production of the movie based on state or federal laws or the realities of the situation.
(3) Because investors will hold non-voting securities of the issuer, you will not have a say in how the company operates. Instead, the company will be managed by its managers and officers, and their decisions may prove to be poor decisions for the financial well-being of the company.

(4) Even if we are able to distribute the movie, it could receive unfavorable reviews and never gain enough traction in the marketplace to become profitable.
(5) As a faith-based, niche film, the potential market is smaller than your average blockbuster
(6) We desire to obtain a theatrical release, among its other methods of distributions, but we cannot guarantee that we can get this for The Shift
(7) The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, etc.
(8) Audience tastes change and evolve, thus even if The Shift starts out with good publicity, there is no guarantee that viewership would remain high enough to create a profit for the investors
(9) Competition for The Shift at the time of release cannot be known, nor its effects on the outcome of viewership to The Shift at the time of release

THE OFFERING

9. What is the purpose of this offering?

To fund the creation of *The Shift,* a feature film about a frustrated man struggling with his marriage and in his job who is offered a job by the devil and then must live with the consequence of his choice.

10. How does the issuer intend to use the proceeds of this offering?

Use of Funds:	If Target Offering Amount Sold	If Maximum Amount Sold
Portal Intermediary Fees	$10,000.00	$177,009.36
Escrow Agent Fees	$2,000.00	$15,000.00
Cost to seek private funding	$15,000.00	$15,000.00
Hold Until $1-$2 Million are raised, then start approaching actors	$223,000.00	NA
Above the Line (Producers, Director, Cast, Travel & Living Expenses)	$0.00	$1,625,134
Below the Line (Production Staff, Extras & Standins, Set Design/Dec, Property, Wardrobe, Makeup & Hair, Special Effects, Camera, Production Sound, Transportation, Locations, Travel & Living Expenses, etc.)	$0.00	$1,862,144
Post-Production (Visual Effects, Editorial, Post Sound, Music, Deliverables, etc.)	$0.00	$195,903.10
Administrative Expenses	$0.00	$133,983.40
Insurance and Med. Exams	$0.00	$100,326.20
Publicity/Social Media	$0.00	$14,726.49
Contingency	$0.00	$102,380.50
Bond Fee	$0.00	$102,380.50
Covid Contingency	$0.00	$81,246.60
Totals	$250,000	$4,425,234

11. (a)Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

Please see files attached.
Here are the Livestream URLs:

https://youtu.be/rVkXfcPAV_s
https://youtu.be/x58W-0C3r1Q
https://youtu.be/mZjgynEabzs
https://fb.watch/8SXnqgnv8Q/
https://fb.watch/8SXoL0eBhK/
https://fb.watch/8SXpQ9VHAV/
https://fb.me/e/1SF8SSeBb

Here is the link to the audio version of the script of the movie that was shared:

https://youtu.be/XlnXuzW0Mb0

(b) How will the issuer complete the transaction and deliver securities to the investors?

If the offering reaches the target offering amount prior to the deadline, we may elect to do an initial closing of the offering and then continue to raise funds up to the maximum amount up to the deadline or until the maximum is raised. Upon closing, a notice will be sent to each investor indicating the amount of securities purchased. The units will not be certificated and you may access your investments in your VAS Portal, LLC user account.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

You may cancel your investment commitment with the above restrictions directly in your VAS

Portal, LLC account by clicking on the cancel commitment button.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered:

The securities being sold are Class A Preferred Units of The Shift, LLC and carry with it a preferred return of the full 120% of the investor's investment before the common unit holders receive any profit payment.

14. Do the securities offered have voting rights?   ☐ Yes ☒ No

15. Are there any limitations on any voting or other rights identified above? ☒ Yes ☐ No

Explain: Pursuant to the Operating Agreement and on the rules for Regulation Crowdfunding, the investors holding Preferred Units have limitations on their ability to transfer their interest.

16. How may the terms of the securities being offered be modified?

Amendments to the Operating Agreement can be made by a majority of the Membership Interest in the Company and so the Preferred Units are protected from negative changes by the Manager's fiduciary duties to represent all of the members of the Company.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The securities being offered are also subject to approval and rights of first refusal to the Company and other members.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal

equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Units	2,180,000	2,180,000	Yes	
Preferred Units	2,180,000	358,210	No	Preferred return of 120% before distributions to Common Unit holders

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Could be diluted by future offerings.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Because the securities purchasers in this offering do not control the day-to-day operations of the Company, the Manager of the Company may make decisions that the investors do not approve of or that harm the interests of the investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation is based on an industry practice of granting to all investors a total of roughly 50% of the company in exchange for whatever the budget will be. If the entire budget is raised in the form of equity, the ownership of the company will be roughly 50% to the creators and 50% to the investors, thus following the industry practice.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As a minority interest holder, the investors in this offering cannot control any day-to-day decisions of the Company that might affect the value of their interest.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
  If additional issuances are made, the investors in this offering may become diluted
- issuer repurchases of securities,
  The Company does not have a right to repurchase the securities unless the investor is attempting to transfer them
- a sale of the issuer or of assets of the issuer; or
  The risk here is if the issuer does not want to sell but the Common Members choose to sell. The investors in this offering have the preferred return so if this happens they would get paid out first before Common Unit holder get paid out.
- transactions with related parties?
  Although the Manager of the Company may enter into related party contracts, his fiduciary duties to all members are what protect the investors in this offering from abuse.

24. Describe the material terms of any indebtedness of the issuer:

   None.

25. What other exempt offerings has the issuer conducted within the past three years?

   Completed a Regulation CF in October of 2020, which raised $152,848
   Completed a Regulation CF in April of 2021, which raised $574,764

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
   (1) any director or officer of the issuer;
   (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   (4) any immediate family member of any of the foregoing persons.

☒ No to all of this.

☐ If yes, for each such transaction, disclose the following:

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

   The Company has no real operating history. Up to this point, we have finished two previous Reg CF offerings and have about $425,000 on hand with no debts, but we are still in the funding stage of this project.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please see disclosed Audited 2020 Financial Statements and Reviewed 2019 Financial Statements

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

     (1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
         i. in connection with the purchase or sale of any security? ☐ Yes ☒ No
         ii. involving the making of any false filing with the Commission?
     ☐ Yes ☒ No
         iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
     ☐ Yes ☒ No

     (2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
         i. in connection with the purchase or sale of any security? ☐ Yes ☒ No;
         ii. involving the making of any false filing with the Commission? ☐ Yes ☒ No
         iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

     (3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

         i. at the time of the filing of this offering statement bars the person from:
              (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No
              (B) engaging in the business of securities, insurance or banking?
              ☐ Yes ☒ No
              (C) engaging in savings association or credit union activities?

☐ Yes ☒ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

ii. Section 5 of the Securities Act? ☐ Yes ☒ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☒ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b)

of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:
(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Writer/Director Brock Heasley's experience with losing his job at the same time as his wife makes him uniquely qualified to tell the story of a man who finds himself at his lowest point with only his past experiences with God to rely on for faith when all other evidences have abandoned him. Additionally, Brock is an accomplished storyteller in various mediums, including books, comics, and, most crucially, film. He also currently has a TV show in active development with Oops Doughnuts Productions, giving him a well-rounded education not only in storytelling, but also in the business of making content an audience wants to see.

There is a short film video on the portal's page for this offering. The short film is the concept video for the project contemplated by this offering. If the offering successfully closes with over $250,000 in funds (after accounting for the offering expenses and including any private offering funds raised outside of this Regulation CF offering), the Company intends to raise the rest of the funds through private investment and then produce a full-length film based on the short film.

There is a pitch video on the portal's page for this offering. The pitch video was crafted in partnership with the Harmon Bros. marketing agency and Angel Studios, and directed and edited by Brock Heasley. In it, a spokesperson describes the attractiveness of the proposed THE SHIFT feature film to potential audiences and how it will be different from other faith films and also from typical Hollywood product.

There is a Dallas Jenkins Endorsement video on the portal's page for this offering. The video features Dallas Jenkins, the creator of The Chosen, talking about why he has signed on board to Executive Produce The Shift and his belief in Brock Heasley's abilities as a storyteller.

There is a video called "Powerful Fan Reactions" on the portal's page for this offering. Featuring fan-submitted videos, it features a number of fans of the short film expressing their confidence in the potential of the feature film.

There are livestreams and a placeholder for additional live-stream videos in which Brock Heasley will discuss the short film and the similar concepts for his reasoning in creating it, the message it is intended to portray, the production process, etc. Any questions asked during the livestream will use the portal's built-in Q&A forum for the offering to allow investors to ask questions and get answers for the offeror that are offering specific. Once filmed, these livestreams are recorded and stay on the portal's page for this offering.

Additional videos and messaging may become available as the campaign progresses.

There are live-streams and a placeholder for additional live-stream videos in which Brock Heasley will discuss the short film and the similar concepts for his reasoning in creating it, the message it is intended to portray, the production process, etc. Any questions asked during the live-stream will use the portal's built-in Q&A forum for the offering to

allow investors to ask questions and get answers for the offeror that are offering specific. Once filmed, these live-streams are recorded and stay on the portal's page for this offering.

The Shift offering will include investor perks that are not directly related to the interest but a bonus for participating in the round. The level of investment required and the bonus provided for such amount is included here:

Perks

Invest $100 or more

Added to the Backer List

Your name added to the backer list for The Shift website and you have our sincere thanks!

Invest $300 or more

Your Name in the Credits

Your name is listed in the credits of the film as an investor (plus all previous perks).

Invest $600 or more

Exclusive newsletter from the creators.

Receive an exclusive newsletter from the creator with special announcements and perks. (plus all previous perks)

Invest $1,000 or more

Director's Cut of the Trailer

Exclusive digital access to the Director's Cut of the film's trailer prior to film's release (plus all previous perks).

Invest $1500 or more

Early access to the film

Early access to the film before it actually launches. (plus all previous perks).

Invest $3,000 or more

Behind-the-Scenes Photo Album

Exclusive digital access to a behind-the-scenes photo album at the conclusion of filming (plus all previous perks).

Invest $5,000 or more

Option to be an Extra in The Shift

You can be on screen in the background of the movie as an extra in the film! We'll update you with filming times, locations, and availability as soon as details are finalized. Remember, you have the full responsibility of travel and lodging to get to the film location. (Plus all previous perks).

Invest $10,000 or more

Signed Copy of the Shooting Script

After the release of the film, you will receive a copy of the shooting script for The Shift signed by Writer/Director Brock Heasley (plus all previous perks).

Invest $25,000 or more

Exclusive 1-Day Full Access to the Live Set of The Shift

Spend a day seeing movie magic happen on a real set as The Shift is filmed right in front of you. We'll give times and locations for the possible dates when the details become available. Remember, you have the full responsibility of travel and lodging to get to the film location. (Plus all previous perks).

Invest $50,000 or more

Lunch on Set with Writer/Director Brock Heasley

Come to the set and sit down with the Writer/Director himself, Brock Heasley, for a good meal and better conversation. We'll give times and locations for the possible dates when the details are available. Remember, you have the full responsibility of travel and lodging to get to the film location. (Plus all previous perks).

Invest $75,000 or more

Become an Associate Producer

Receive Associate Producer credit in the credits of the film, and also an Associate Producer credit on IMDb (plus all previous perks).

Invest $100,000 or more

Become an Executive Producer

Receive Executive Producer credit in the credits of the film, and also an Executive Producer credit on IMDb (plus all previous perks).

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the SEC's Edgar website or the issuer's website at:

invest.angel.com/theshift

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3)   The issuer has filed, since its most recent sale of securities pursuant to this part, the annual

reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.